SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Awarded Angola 4D Processing Program

PARIS, France – April 16th 2012 –

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that, after negotiations with Total Exploration & Production Angola and Sonangol, it has been awarded a five-year contract for the 4D seismic processing and imaging of annual and biennial monitor surveys planned to take place offshore Angola.

Over 6,000 km2 of seismic data from five of Total’s deep offshore group of fields (Girassol/Jasmim, Rosa, Dalia/Camelia, Pazflor, and CLOV) in Block 17, which is operated by Total in partnership with Statoil, BP and Esso, are expected to be processed over the contract’s duration. The large program, including fast-track, base and monitor processing, will be shared between the CGGVeritas processing center in Luanda, which has served the Angolan E&P industry since 1999, and the CGGVeritas dedicated processing center for Total in Pau, France, which has been operating since 2002.

CGGVeritas has already gained considerable experience with this type of project, having successfully delivered 4D processing and reservoir characterization services to Total in Angola Block 17 over the last decade. The Luanda center, with support and training from the dedicated processing center in Pau, will draw on this expertise to apply a robust, optimized 4D processing and imaging workflow for each field so as to deliver high-end quality with a significantly reduced turnaround time. This will provide Total Angola’s reservoir management teams with the information required and sufficient time for evaluating results to meet field development requirements.

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are pleased to have been awarded this significant contract which recognizes our 4D processing excellence and proven track-record of developing pioneering 4D technologies. It also recognizes our long-standing relationship with Sonangol and Total Angola and our strong local commitment to Angola. We look forward to extending our partnership with Sonangol and Total Angola to further contribute to improving hydrocarbon recovery via 4D seismic.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 16th, 2012	By	/s/ STÉPHANE-PAUL FRYDMAN
S.P. FRYDMAN
Senior EVP